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[SUTHERLAND ASBILL & BRENNAN LLP LETTERHEAD]

                                October 7, 2009

VIA EMAIL AND EDGAR CORRESPONDENCE SUBMISSION
---------------------------------------------

Ms. Alison White
Division of Investment Management
Office of Insurance Products
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:REGISTRATION STATEMENTS ON FORM N-4 FOR METLIFE INVESTORS VARIABLE ANNUITY
   ACCOUNT ONE (FILE NO. 333-54358) AND FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE (FILE NO. 333-96775)
           --------------------------------

Dear Ms. White:

   On behalf of MetLife Investors Insurance Company ("MetLife Investors") and First MetLife Investors Insurance Company ("First MetLife Investors," and together with MetLife Investors, the "Companies," "we," or "us") and their respective separate accounts, MetLife Investors Variable Annuity Account One and First MetLife Investors Variable Annuity Account One, we are responding to the comments that you provided to us on September 30, 2009 in connection with the post-effective amendments to the above-referenced registration statements filed on September 15, 2009 pursuant to paragraph (a)(1) of Rule 485 under the Securities Act of 1933. Each of the Staff's comments is set forth below, followed by the Companies' response.

(1)PROSPECTUS SUPPLEMENT DISCLOSURE
   --------------------------------

   COMMENT: Please clarify the sentence in the prospectus supplements that reads: "Under our current policies and procedures, the related amount is the excess, if any, of all prior purchase payments made under the contract (excluding the new purchase payment), reduced by any withdrawals, over the most recent account value in the contract." What does the registrant mean by "over the"? Is this a ratio? If so, what is the ratio?

   RESPONSE: The Companies have removed the sentence from the prospectus supplements and replaced it with the following two sentences:

   "Under our current policies and procedures, the related amount (if any) is calculated by subtracting (a) the most recent account value in the contract from (b) all prior purchase

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   payments made under the contract (excluding the new purchase payment), reduced by any withdrawals. For purposes of determining "your investment," the related amount will not be less than zero."

(2)CLASS IDENTIFIERS
   -----------------

   COMMENT: Please include the class identifier on the first page of the supplement.

   RESPONSE: The class identifier for these variable annuity contracts is "Class A." The second sentence of each prospectus supplement identifies the supplement as pertaining to the Class A variable annuity contract.

(3)PRINCIPAL UNDERWRITING AGREEMENT, RETAIL SALES AGREEMENT, AND PARTICIPATION
   ---------------------------------------------------------------------------
   AGREEMENTS
   ----------

   COMMENT: Please file the actual instead of the "form of" exhibits for the principal underwriting agreement, the retail sales agreements, and the participation agreements.

   RESPONSE: The Companies will include the actual principal underwriting agreement, retail sales agreement, and participation agreements in the next post-effective amendments to the registration statements, which we anticipate filing pursuant to paragraph (a)(1) of Rule 485 under the Securities Act of 1933 on October 9, 2009.

(4)TANDY REPRESENTATION
   ---------------------

   COMMENT: Please provide the appropriate Tandy representations that relate to the acceleration of the filings.

   RESPONSE: The Companies will submit a letter under separate cover acknowledging the Tandy representations. The Tandy representations will relate to the acceleration of the filings.

                                      ***

   We hope that you will find these responses satisfactory. If you have any questions or comments, please contact the undersigned at (202) 383.0590.

                                          Sincerely,

                                          /s/ W. Thomas Conner

                                          W. Thomas Conner

Enclosures

cc:Michele H. Abate, Esq.
   John M. Richards, Esq.
   Lisa A. Flanagan, Esq.

                                      2

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
"Flanagan, Lisa A"            To: "White, Alison T." WhiteA@SEC.GOV
Lisa.Flanagan@sutherland.com  cc: mabate1@metlife.com, jrichards@metlife.com,
                              "Conner, Thomas" Thomas.Conner@sutherland.com
10/08/2009 01:42 PM           Subject: File Nos. 333-54358 and 333-96775--Draft Examples

Ms. White:

On behalf of MetLife Investors Insurance Company and First MetLife Investors Insurance Company and their respective separate accounts, MetLife Investors Variable Annuity Account One and First MetLife Investors Variable Annuity Account One, below are draft examples to be included in the supplement.

Examples:

(1) Assume your new purchase payment is $5,000, your most recent account value in this contract is $100,000, and your prior purchase payments made under this contract, reduced by any withdrawals, equal $125,000. The "related amount" is calculated by subtracting your most recent account value in this contract from prior purchase payments made under this contract, reduced by any withdrawals ($125,000 - $100,000 = $25,000). Therefore, "your investment" is equal to the total of your new purchase payment ($5,000), your most recent account value ($100,000), and the related amount ($25,000); $5,000 + $100,000 + $25,000 =
$130,000.

(2) Assume your new purchase payment is $5,000, your most recent account value in this contract is $100,000, and your prior purchase payments made under this contract, reduced by any withdrawals, equal $75,000. The "related amount" is calculated by subtracting your most recent account value in this contract from prior purchase payments made under this contract, reduced by any withdrawals ($75,000 - $100,000 = - $25,000). As noted above, the related amount is never less than zero. Therefore, "your investment" is equal to the total of your new purchase payment ($5,000), your most recent account value ($100,000), and the related amount ($0); $5,000 + $100,000 + $0 = $105,000.

This e-mail will be submitted via EDGAR correspondence.

Please contact Tom Conner (202.383.0590) or me (202.383.0873) with any questions or comments.

Regards.

/s/  Lisa A. Flanagan
---------------------
Lisa A. Flanagan

Associate

SUTHERLAND

1275 Pennsylvania Avenue, NW

Washington, D.C. 20004-2415

202.383.0873 direct

202.637.3593 fax

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